Datadog, Inc.

620 8th Avenue, 45th Floor

New York, New York 10018

September 16, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Jan Woo, Legal Branch Chief

            Edwin Kim, Staff Attorney

            Kathleen Collins, Accounting Branch Chief

            Eiko Yaoita Pyles, Staff Accountant

RE:	Datadog, Inc.

Registration Statement on Form S-1

File No. 333-233428

Ladies and Gentlemen:

Datadog, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on September 18, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Nicole Brookshire and Alison Haggerty of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (857) 241-0211, or in her absence, Alison Haggerty at (212) 479-6596.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

DATADOG, INC.

By:	/s/ David Obstler
Name:	David Obstler
Title:	Chief Financial Officer

cc:	Olivier Pomel, Datadog, Inc.

Laszlo Kopits, Datadog, Inc.

Nicole Brookshire, Cooley LLP

Jodie Bourdet, Cooley LLP

Alison Haggerty, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

[COMPANY SIGNATURE PAGE TO ACCELERATION REQUEST]